# JAPA HEALTH, INC.

## FINANCIAL STATEMENTS
## YEAR ENDED DECEMBER 31, 2022 AND 2021
### *(Unaudited)*

**INDEX TO FINANCIAL STATEMENTS**

(UNAUDITED)

# INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To the Board of Directors
Japa Health, Inc.
Laguna Niguel, California

We have reviewed the accompanying financial statements of Japa Health, Inc.  (the "Company,"), which comprise the balance sheet as of December 31, 2022 and December 31, 2021, and the related statement of operations, statement of shareholders' equity (deficit), and cash flows for the year ending December 31, 2022 and December 31, 2021, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management.  A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

## Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

## Accountant's Responsibility

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America.  We believe that the results of our procedures provide a reasonable basis for our conclusion.

## Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

## Going Concern

As discussed in Note 12, certain conditions indicate that the Company may be unable to continue as a going concern.  The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

*SetApart FS*

March 27, 2023
Los Angeles, California

**JAPA HEALTH INC.**
**BALANCE SHEET**
**(UNAUDITED)**

| As of December 31, | | 2022 | | 2021 |
|---|---|---|---|---|
| (USD $ in Dollars) | | | | |
| **ASSETS** | | | | |
| Current Assets: | | | | |
| Cash & Cash Equivalents | $ | 259,361 | $ | 41,341 |
| **Total Current Assets** | | **259,361** | | **41,341** |
| | | | | |
| Intangible Assets | | 294,805 | | - |
| **Total Assets** | $ | **554,166** | $ | **41,341** |
| | | | | |
| **LIABILITIES AND STOCKHOLDERS' EQUITY** | | | | |
| | | | | |
| Convertible Note | | - | | 245,000 |
| Accrued Interest on Convertible Notes | | - | | 9,386 |
| Other Current Liabilities | | 84 | | - |
| **Total Liabilities** | | **84** | | **254,386** |
| | | | | |
| **STOCKHOLDERS EQUITY** | | | | |
| Common Stock | | 635 | | 635 |
| Series Seed 1 Preferred Stock | | 165 | | - |
| Additional Paid in Capital | | 1,326,363 | | 15,509 |
| Retained Earnings/(Accumulated Deficit) | | (773,081) | | (229,189) |
| | | | | |
| **Total Stockholders' Equity** | | **554,082** | | **(213,045)** |
| | | | | |
| **Total Liabilities and Stockholders' Equity** | $ | **554,166** | $ | **41,341** |

*See accompanying notes to financial statements.*

**JAPA HEALTH INC.**
**STATEMENTS OF OPERATIONS**
**(UNAUDITED)**

| For Fiscal Year Ended December 31, | 2022 | 2021 |
|---|---|---|
| (USD $ in Dollars) | | |
| Net Revenue | $ - | $ - |
| Cost of Goods Sold | 14,250 | - |
| Gross profit | (14,250) | - |
| | | |
| Operating expenses | | |
| General and Administrative | 524,498 | 182,967 |
| Research and Development | 213 | - |
| Sales and Marketing | 9,056 | 1,272 |
| Total operating expenses | 533,767 | 184,239 |
| | | |
| Operating Income/(Loss) | (548,017) | (184,239) |
| | | |
| Interest Expense | - | 8,786 |
| Other Loss/(Income) | (4,125) | - |
| Income/(Loss) before provision for income taxes | (543,892) | (193,025) |
| Provision/(Benefit) for income taxes | - | - |
| | | |
| **Net Income/(Net Loss)** | $ (543,892) | $ (193,025) |

*See accompanying notes to financial statements.*

## JAPA HEALTH INC.
## STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
## (UNAUDITED)

| (in , $US) | Common Stock | | Series Seed 1- Preferred Stock | | Additional Paid In | Retained earnings/ | Total Shareholder |
| --- | --- | --- | --- | --- | --- | --- | --- |
| | Shares | Amount | Shares | Amount | Capital | (Accumulated Deficit) | Equity |
| Balance—December 31, 2020 | - | $ - | - | $ - | $ 1,978 | $ (36,164) | $ (34,186) |
| Issuance of Stock | 6350000 | 635 | | | - | | 635 |
| Share-Based Compensation | | | | | 13,531 | | 13,531 |
| Net income/(loss) | | | | | | (193,025) | (193,025) |
| Balance—December 31, 2021 | 6,350,000 | 635 | - | - | 15,509 | (229,189) | (213,045) |
| Issuance of Stock | - | - | 1,250,000 | 125 | 999,875 | | 1,000,000 |
| Conversion of Convertible Notes to Common Stock | - | - | 397,985 | 40 | 254,346 | | 254,386 |
| Capital Contribution | | | | | 5,700 | | 5,700 |
| Share-Based Compensation | | | | | 50,933 | | 50,933 |
| Net income/(loss) | | | | | | (543,892) | (543,892) |
| Balance—December 31, 2022 | 6,350,000 | $ 635 | 1,647,985 | $ 165 | $ 1,326,363 | $ (773,081) | $ 554,082 |

*See accompanying notes to financial statements.*

# JAPA HEALTH INC.
## STATEMENTS OF CASH FLOWS
## (UNAUDITED)

| For Fiscal Year Ended December 31, | | 2022 | | 2021 |
|---|---|---|---|---|
| (USD $ in Dollars) | | | | |
| **CASH FLOW FROM OPERATING ACTIVITIES** | | | | |
| Net income/(loss) | $ | (543,892) | $ | (193,025) |
| *Adjustments to reconcile net income to net cash provided/(used) by operating activities:* | | | | |
| Amortization of Intangibles | | 14,898 | | |
| Share-based Compensation | | 50,933 | | 13,531 |
| Changes in operating assets and liabilities: | | | | |
| Accrued Interest on Convertible Notes | | - | | 8,786 |
| Other Current Liabilities | | 84 | | - |
| **Net cash provided/(used) by operating activities** | | **(477,977)** | | **(170,708)** |
| | | | | |
| **CASH FLOW FROM INVESTING ACTIVITIES** | | | | |
| Purchases of Intangible Assets | | (309,703) | | - |
| **Net cash provided/(used) in investing activities** | | **(309,703)** | | **-** |
| | | | | |
| **CASH FLOW FROM FINANCING ACTIVITIES** | | | | |
| Capital Contribution | | 1,005,700 | | 635 |
| Borrowing on Convertible Notes | | - | | 145,000 |
| **Net cash provided/(used) by financing activities** | | **1,005,700** | | **145,635** |
| | | | | |
| Change in Cash | | 218,020 | | (25,073) |
| Cash—beginning of year | | 41,341 | | 66,413 |
| **Cash—end of year** | $ | **259,361** | $ | **41,341** |
| | | | | |
| **SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION** | | | | |
| Cash paid during the year for interest | $ | - | $ | - |
| Cash paid during the year for income taxes | $ | - | $ | - |
| | | | | |
| **OTHER NONCASH INVESTING AND FINANCING ACTIVITIES AND SUPPLEMENTAL DISCLOSURES** | | | | |
| Purchase of property and equipment not yet paid for | $ | - | $ | - |
| Issuance of equity in return for note | | 254,386 | | |
| Issuance of equity in return for accrued payroll and other liabilities | | | | |

*See accompanying notes to financial statements.*

**JAPA HEALTH INC.**
**NOTES TO FINANCIAL STATEMENTS**
**FOR YEAR ENDED TO DECEMBER 31, 2022 AND DECEMBER 31, 2021**

## 1. NATURE OF OPERATIONS

Japa Health. was incorporated on October 2, 2020 in the state of Delaware. The financial statements of Japa Health Inc. (which may be referred to as the "Company", "we", "us", or "our") are prepared in accordance with accounting principles generally Inc accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Laguna Niguel, California.

Japa Health's objective is drive personalized data driven consumer engagement in goods, services and content that helps them achieve their personal wellness and life goals. To reach our objective we built a vitality assessment which is a core part of our product offering, powered by a personalized suggestion engine and scoring engine. End users receive information about their vitality scores and personalized suggestions to improve. To support our suggestions we also have a library of custom content that is another part of our product offering. Furthermore we provide lead generation for our partners as we cross promote their goods and services to our entire ecosystem. We also provide anonymized statistical insights on the wellness of our customers' community based on their engagement.

## 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

**Basis of Presentation**

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). The Company has adopted the calendar year as its basis of reporting.

**Use of Estimates**

The preparation of financial statements in conformity with United States GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

**Cash and Cash Equivalents**

Cash and cash equivalents include all cash in banks. The Company's cash is deposited in demand accounts at financial institutions that management believes are creditworthy. The Company's cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits. As of December 31, 2022 and December 31, 2021, the Company's cash and cash equivalents exceeded FDIC insured limits by $9,361 and $0, respectively.

**Income Taxes**

Japa Health, Inc. is a C corporation for income tax purposes. The Company accounts for income taxes under the liability method, and deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying values of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. A valuation allowance is provided on deferred tax assets if it is determined that it is more likely than not that the deferred tax asset will not be realized. The Company records interest, net of any applicable related income tax benefit, on potential income tax contingencies as a component of income tax expense. The Company records tax positions taken or expected to be taken in a tax return based upon the amount that is more likely than not to be realized or paid, including in connection with the resolution of any related appeals or other legal processes.

Accordingly, the Company recognizes liabilities for certain unrecognized tax benefits based on the amounts that are more likely than not to be settled with the relevant taxing authority. The Company recognizes interest and/or penalties related to unrecognized tax benefits as a component of income tax expense.

**Concentration of Credit Risk**

The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

**Revenue Recognition**

The Company is currently pre-revenue and will follow the provisions and the disclosure requirements described in ASU 2014-09 also referred to as Topic 606. Revenue recognition, according to Topic 606, is determined using the following steps:  Recognition of revenue when, or how, a performance obligation is met: Revenues are recognized when or as control of the promised goods or services is transferred to customers.

Revenue recognition, according to Topic 606, is determined using the following steps:

1) Identification of the contract, or contracts, with the customer: the Company determines the existence of a contract with a customer when the contract is mutually approved; the rights of each party in relation to the services to be transferred can be identified, the payment terms for the services can be identified, the customer has the capacity and intention to pay and the contract has commercial substance.

2) Identification of performance obligations in the contract: performance obligations consist of a promised in a contract (written or oral) with a customer to transfer to the customer either a good or service (or a bundle of goods or services) that is distinct or a series of distinct goods or services that are substantially the same and that have the same pattern of transfer to the customer.

3) Recognition of revenue when, or how, a performance obligation is met: revenues are recognized when or as control of the promised goods or services is transferred to customers.

The Company will earn revenues from multiple revenue streams for commercialization including B2BC SAAS fees, B2BC content utilization, B2B reporting, affiliate marketing fees, and future plans for direct to consumer subscription fees.

**Advertising and Promotion**

Advertising and promotional costs are expensed as incurred. Advertising and promotional expenses for the years ended December 31, 2022, and December 31, 2021 amounted to $19,056 and $1,272, which is included in sales and marketing expenses.

**Stock-Based Compensation**

The Company accounts for stock-based compensation to both employee and non-employees in accordance with ASC 718, Compensation - Stock Compensation.

Under the fair value recognition provisions of ASC 718, stock-based compensation cost is measured at the grant date based on the fair value of the award and is recognized as expense ratably over the requisite service period, which is generally the option vesting period.  The Company uses the Black-Scholes option pricing model to determine the fair value of stock options.

**Fair Value of Financial Instruments**

The carrying value of the Company's financial instruments included in current assets and current liabilities (such as cash and cash equivalents, restricted cash and cash equivalents, accounts receivable, accounts payable, and accrued expenses approximate fair value due to the short-term nature of such instruments).

The inputs used to measure fair value are based on a hierarchy that prioritizes observable and unobservable inputs used in valuation techniques. These levels, in order of highest to lowest priority, are described below:

*Level 1*—Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities.

*Level 2*—Observable prices that are based on inputs not quoted on active markets but corroborated by market data.

*Level 3*—Unobservable inputs reflecting the Company's assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

**Subsequent Events**

The Company considers events or transactions that occur after the balance sheet date, but prior to the issuance of the financial statements to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure. Subsequent events have been evaluated through March 27, 2023, which is the date the financial statements were issued.

**Recently Issued and Adopted Accounting Pronouncements**

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

## 3. DETAILS OF CERTAIN ASSETS AND LIABILITIES

Other current liabilities consist of the following items:

| As of Year Ended December 31, | 2022 | 2021 |
|---|---|---|
| Payroll Liabilities | 84 | - |
| **Total Other Current Liabilities** | $ 84 | $ - |

## 4.  INTANGIBLE ASSETS

As of December 31, 2022 and December 31, 2021, intangible asset consist of:

| As of Year Ended December 31, | 2022 | 2021 |
|---|---|---|
| Development Costs (CTO, Architecture design) | $   309,703 | $        - |
| **Intangible assets, at cost** | **309,703** | **-** |
| Accumulated amortization | (14,898) | - |
| **Intangible assets, Net** | **$   294,805** | **$        -** |

Entire intangible assets have been amortized. Amortization expenses for trademarks and patents for the fiscal year ended December 31, 2022, and 2021 were in the amount of $14,898 and $0, respectively.

The following table summarizes the estimated amortization expense relating to the Company's intangible assets as of December 31, 2022:

| Period | Expense |
|---|---|
| 2023 | $        (30,970) |
| 2024 | (30,970) |
| 2025 | (30,970) |
| 2026 | (30,970) |
| Thereafter | (170,924) |
| **Total** | **$        (294,805)** |

## 5.  CAPITALIZATION AND EQUITY TRANSACTIONS

**Common Stock**

The Company is authorized to issue 20,000,000 shares of Common Stock with a par value of $0.0001. As of December 31, 2022, and December 31, 2021, 6,350,000 shares have been issued and are outstanding.

**Preferred Stock**

The Company is authorized to issue 4,292,215 shares of preferred stock with par value of $0.0001, of which 3,522,985 shares shall be designed as ''Series Seed-1 Preferred Stock'' and 769,230 shares shall be designed as ''Series Seed-2 Preferred Stock''. As of December 31, 2022, and December 31, 2021, 1,647,985 and 0 shares of Series Seed 1 preferred stock have been issued and are outstanding, respectively.

## 6.  SHAREBASED COMPENSATION

During 2020, the Company authorized the Stock Option Plan (which may be referred to as the "Plan").  The Company reserved 3,650,000 shares of its Common Stock pursuant to the Plan, which provides for the grant of shares of stock options, stock appreciation rights, and stock awards (performance shares) to employees, non-employee directors, and non-employee consultants. The option exercise price generally may not be less than the underlying stock's fair market value at the date of the grant and generally have a term of four years. The amounts granted each calendar year to an employee or nonemployee is limited depending on the type of award.

*Stock Options*

The Company granted stock options. The stock options were valued using the Black-Scholes pricing model with a range of inputs indicated below:

| As of Year Ended December 31, | 2021 |
|---|---|
| Expected life (years) | 10.00 |
| Risk-free interest rate | 2.50% |
| Expected volatility | 75% |
| Annual dividend yield | 0% |

The risk-free interest rate assumption for options granted is based upon observed interest rates on the United States government securities appropriate for the expected term of the Company's employee stock options.

The expected term of employee stock options is calculated using the simplified method which takes into consideration the contractual life and vesting terms of the options.

The Company determined the expected volatility assumption for options granted using the historical volatility of comparable public company's Common Stock. The Company will continue to monitor peer companies and other relevant factors used to measure expected volatility for future stock option grants, until such time that the Company's Common Stock has enough market history to use historical volatility.
The dividend yield assumption for options granted is based on the Company's history and expectation of dividend payouts. The Company has never declared or paid any cash dividends on its Common Stock, and the Company does not anticipate paying any cash dividends in the foreseeable future.

Management estimated the fair value of common stock based on recent sales to third parties. Forfeitures are recognized as incurred.

A summary of the Company's stock options activity and related information is as follows:

| | Number of Awards | Weighted Average Exercise | Weighted Average Contract Term |
|---|---|---|---|
| Outstanding at December 31, 2020 | 575,000 | $ 0.10 | - |
| Granted | - | | |
| Exercised | - | | |
| Expired/Cancelled | - | | - |
| Outstanding at December 31, 2021 | 575,000 | $ 0.10 | 3.91 |
| Exercisable Options at December 31, 2021 | 167,708 | $ - | |
| Granted | 1,025,000 | $ - | |
| Exercised | - | $ - | |
| Expired/Cancelled | - | $ - | |
| Outstanding at December 31, 2022 | 1,600,000 | $ 0.10 | 3.48 |
| Exercisable Options at December 31, 2022 | 677,083.33 | $ 0.10 | 3.48 |

Stock option expenses for the years ended December 31, 2022, and December 31, 2021 were $50,933 and $13,531, respectively.

## 7. DEBT

### Convertible Note(s)

Below are the details of the convertible notes:

| Debt Instrument Name | Principal Amount | Interest Rate | Borrowing Period | Maturity Date | For the Year Ended December 2022 | | | | | For the Year Ended December 2021 | | | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| | | | | | Interest Expense | Accrued Interest | Current Portion | Non-Current Portion | Total Indebtedness | Interest Expense | Accrued Interest | Current Portion | Non-Current Portion | Total Indebtedness |
| 2020 Convertible Notes | $ 25,000 | 5.00% | 11/02/2020 | Converted into stock | $ - | $ - | $ - | $ - | $ - | 1,250 | 1,452 | $ - | $ 25,000 | 26,452 |
| 2020 Convertible Notes | $ 25,000 | 5.00% | 10/30/2020 | Converted into stock | $ - | $ - | $ - | $ - | $ - | 1,250 | 1,462 | $ - | $ 25,000 | 26,462 |
| 2020 Convertible Notes | $ 25,000 | 5.00% | 11/09/2020 | Converted into stock | $ - | $ - | $ - | $ - | $ - | 1,250 | 1,428 | $ - | $ 25,000 | 26,428 |
| 2020 Convertible Notes | $ 25,000 | 5.00% | 12/29/2020 | Converted into stock | $ - | $ - | $ - | $ - | $ - | 1,250 | 1,257 | $ - | $ 25,000 | 26,257 |
| 2021 Convertible Notes | $ 120,000 | 5.00% | 06/22/2021 | Converted into stock | $ - | $ - | $ - | $ - | $ - | $ 3,156 | 3,156 | $ - | $ 120,000 | $ 123,156 |
| 2021 Convertible Notes | $ 25,000 | 5.00% | 06/30/2021 | Converted into stock | $ - | $ - | $ - | $ - | $ - | 630 | 630 | $ - | $ 25,000 | 25,630 |
| **Total** | **$ 245,000** | | | | $ - | $ - | $ - | $ - | $ - | $ 8,786 | $ 9,386 | $ - | $ 245,000 | $ 35,000 |

In 2022, Convertible notes in the amount of $245,000 (principal amount) plus accrued interest of $9,386 were converted into 397,985 shares of Series Seed 1- Preferred Stock.

## 8. INCOME TAXES

The provision for income taxes for the year ended December 31, 2022 and December 31, 2021 consists of the following:

| As of Year Ended December 31, | 2022 | 2021 |
|---|---|---|
| Net Operating Loss | $ (162,297) | $ (50,967) |
| Valuation Allowance | 162,297 | 50,967 |
| **Net Provision for income tax** | $ - | $ - |

Significant components of the Company's deferred tax assets and liabilities at December 31, 2022, and December 31, 2021 are as follows:

| As of Year Ended December 31, | 2022 | 2021 |
|---|---|---|
| Net Operating Loss | $ (214,018) | $ (51,721) |
| Valuation Allowance | 214,018 | 51,721 |
| **Total Deferred Tax Asset** | $ - | $ - |

Management assesses the available positive and negative evidence to estimate if sufficient future taxable income will be generated to use the existing deferred tax assets. On the basis of this evaluation, the Company has determined that it is more likely than not that the Company will not recognize the benefits of the federal and state net deferred tax assets, and, as a result, full valuation allowance has been set against its net deferred tax assets as of December 31, 2022 and December 31, 2021. The amount of the deferred tax asset to be realized could be adjusted if estimates of future taxable income during the carryforward period are reduced or increased.

For the fiscal year ending December 31, 2022, the Company had federal cumulative net operating loss ("NOL") carryforwards of $717,220, and the Company had state net operating loss ("NOL") carryforwards of approximately $717,220. Utilization of some of the federal and state NOL carryforwards to reduce future income taxes will depend on the Company's ability to generate sufficient taxable income prior to the expiration of the carryforwards. The federal net operating loss carryforward is subject to an 80% limitation on taxable income, does not expire, and will carry on indefinitely.

The Company recognizes the impact of a tax position in the financial statements if that position is more likely than not to be sustained on a tax return upon examination by the relevant taxing authority, based on the technical merits of the position. As of December 31, 2022, and December 31, 2021, the Company had no unrecognized tax benefits.

The Company recognizes interest and penalties related to income tax matters in income tax expense. As of December 31, 2022, and December 31, 2021, the Company had no accrued interest and penalties related to uncertain tax positions.

## 9.    RELATED PARTY

There are no related party transactions.

## 10.   COMMITMENTS AND CONTINGENCIES

**Contingencies**

The Company's operations are subject to a variety of local and state regulation. Failure to comply with one or more of those regulations could result in fines, restrictions on its operations, or losses of permits that could result in the Company ceasing operations.

**Litigation and Claims**

From time to time, the Company may be involved in litigation relating to claims arising out of operations in the normal course of business. As of December 31, 2022, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

## 11.   SUBSEQUENT EVENTS

The Company has evaluated subsequent events for the period from December 31, 2022, through March 27, 2023, which is the date the financial statements were available to be issued.

On the 8th of February, 2023, the Amended Article of Corporation was executed, granting the Company authorization to issue 24,292,215 shares with a par value of $0.0001. Among these shares, 20,000,000 are designated as Common Stock and 4,292,215 shares are designated as Preferred Stock. Within the Preferred Stock category, 3,522,985 shares are designated as 'Series Seed-1 Preferred Stock' and 769,230 shares are designated as 'Series Seed-2 Preferred Stock

There have been no other events or transactions during this time which would have a material effect on these financial statements.

## 12.  GOING CONCERN

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has a net operating loss of $548,017, an operating cash flow loss of $477,977, and liquid assets in cash of $259,361, which less than a year's worth of cash reserves as of December 31, 2022. These factors normally raise doubt about the Company's ability to continue as a going concern.

The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results.

Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. During the next twelve months, the Company intends to fund its operations through debt and/or equity financing.

There are no assurances that management will be able to raise capital on terms acceptable to the Company. If it is unable to obtain sufficient amounts of additional capital, it may be required to reduce the scope of its planned development, which could harm its business, financial condition, and operating results. The accompanying financial statements do not include any adjustments that might result from these uncertainties.